UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Equinox Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

895 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10003
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the February 7, 2005 letter from the Office of the Chief Accountant of the SEC to the American Institute of Certified Public Accountants which clarified existing generally accepted accounting principles applicable to leases, the Company reviewed its lease accounting practices and is correcting the way it accounts for its landlord allowances.  On March 28, 2005, the Company’s management discussed the issues regarding the Company’s method of accounting for leases and landlord allowances with the Audit Committee of the Board of Directors and with the Company’s independent registered public accounting firm. Management determined that the Company’s accounting for these items was not consistent with the views expressed by the SEC. Accordingly, management and the Audit Committee concluded that the Company had to restate its annual financial statements for all fiscal years presented in its Annual Report on Form 10-K for the year ended December 31, 2004, other than 2004, and will restate its quarterly financial statements for the four quarters of 2003 and the first three quarters of 2004.  On April 28, 2005, the Company issued a press release announcing financial results for the year ended December 31, 2004.  The press release also included a summary of restatements to its prior period financial statements.  In addition the Company restated certain revenue reporting for its membership revenue and other revenue, and certain sales tax obligations.  We filed our Form 10-K for the year ended December 31, 2004 on August 15, 2005. The matters subject to restatement adjustments are discussed in Note 2 to the Company's financial statements included therein.

Due to the time, effort and expense involved in determining the effect of these adjustments to the Company’s historical financial statements and to allow sufficient time for the Company to reflect these restatements and the related disclosures in its consolidated financial statements, management’s discussion and analysis, and other items to be included in its quarterly reports on form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, and to provide for the necessary review of this information, the Company has found it necessary to delay the filing of its quarterly reports on Form 10-Q.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Rosen, Scott	(212)	677-0180
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	2004 Annual Report on Form 10-K , March 31, 2005 Quarterly Report on Form 10-Q

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Equinox Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2005	By	/s/ SCOTT ROSEN
Scott Rosen
Executive Vice President and Chief Financial Officer (Principal financial accounting officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).